SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             JUNO ACQUISITIONS, INC.

                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE

                         (Title of Class of Securities)

                                    482033 17

                                 (CUSIP Number)

            DR. LYCOURGOS K. KYPRIANOU, Duke's Court, Duke's Street, Woking, Surrey GU215BH England. Phone: 011-44-148-372-6600

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                       OCTOBER 10, 1997

                   (Date of Event which Requires Filings of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482033 17

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LK Global Holdings NV
        I.R.S. ID No.:  N/A

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               a      |_|
               b      |_|

3.      SEC USE ONLY


4.      SOURCE OF FUNDS*
        OO
        The shares of Juno Acquisitions, Inc. ("Juno") were acquired as the result of a share exchange between LK Global Information Systems BV, a Netherlands corporation, and Juno. LK Global Information Systems BV then distributed all of its Juno shares to approximately 10 shareholders, one of whom was LK Global Holdings NV, a Netherlands corporation. Dr. Kyprianou owns 100% of the shares of LK Global Holdings NV, thus giving him dispositive power with respect to the shares owned by LK Global Holdings NV.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        LK Global Holdings NV is a Netherlands Antilles corporation.


                                    7.      SOLE VOTING POWER

                   NUMBER OF                9,949,850
                    SHARES
                 BENEFICIALLY
                     OWNED
                    BY EACH
                   REPORTING
                  PERSON WITH
                                   ------------------------------------------
                                   8.      SHARED VOTING POWER

                                                    0
                                  -------------------------------------------
                                  9.      SOLE DISPOSITIVE POWER

                                            9,949,850
                                 ---------------------------------------------
                                 10.     SHARED DISPOSITIVE POWER

                                                    0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,949,850 common shares.

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        66.85% of 14,881,690 shares of voting capital stock outstanding as of October 10, 1997.

14.     TYPE OF REPORTING PERSON*

        HC

                                      JUNO ACQUISITIONS, INC.


                                            SCHEDULE 13D

        This Amendment No. 1 (the "Amendment") amends the Schedule 13D (the "Statement") filed on behalf of Dr. Kyprianou with the Securities and Exchange Commission on October 31, 1997. The Issuer's securities ceased to be registered under Section 12 of the Securities Exchange Act of 1934 on September 29, 1998. Consequently, the Amendment only corrects the number of shareholders who received Juno shares in the share exchange (from 352 to 10) and the number of shares beneficially held by Dr. Kyprianou after the share exchange (from 9,915,425 to 9,949,850) as of October 31, 1997. The Statement originally reflected a contemplated distribution of shares to additional individuals which was never consummated.

Item 1.  Security and Issuer:

        Common Stock, $0.001 par value

        Juno Acquisitions, Inc.
        Dr. Lycourgos K. Kyprianou, Chief Executive Officer
        3323 Watt Avenue, Suite 150
        Sacramento, California  95821

Item 2.  Identity and Background:

        a.     Dr. Lycourgos K. Kyprianou

        b.     Duke's Court, Duke's Street, Woking Surrey, GU215BH England

        c. Dr. Kyprianou's principal occupation is as the Chief Executive Officer of Juno Acquisitions, Inc. and of its subsidiary corporations, including, but not limited to, LK Global Information Systems (UK) PLC in Woking Surrey and LK Global Information Systems (Cyprus) Limited, Nicosia, Cyprus.

     d.e.      Neither LK Global Holdings NV nor Dr.  Kyprianou have been a party to any criminal or civil proceedings during the last five years.

        f.     Dr. Kyprianou is a citizen of the Republic of Cyprus.

Item 3.  Source and Amount of Funds or Other Consideration:

        LK Global Holdings NV acquired the shares of Juno pursuant to a distribution made by its subsidiary company, LK Global Information Systems BV, a Netherlands corporation. Pursuant to the terms of a "Plan And Agreement Of Reorganization," LK Global Information Systems BV acquired 12,845,000 shares of Juno's voting common stock, par value $0.001 per share, and all of Juno's preferred stock, par value $0.001 per share (1,925,000 shares), in exchange for LK Global Information System BV's issued and outstanding capital stock, which included 12,845,000 ordinary shares, par value $0.65 per share, and 1,925,000 preference shares, par value $0.65 per share.

Item 4.  Purpose of Transaction:

        The   acquisition  of  the  shares  of  Juno  provides  both  LK  Global
Information Systems BV and Dr. Kyprianou with access to the capital markets of the United States.

Item 5.  Interest in Securities of the Issuer:

        LK Global Holdings NV (and Dr. Kyprianou as the sole shareholder of LK Global Holdings NV) holds 9,949,850 shares of common stock of AremisSoft Corporation, which represented 66.85% of the 14,881,690 shares of common stock outstanding as of October 10, 1997. LK Global Holdings has sole power to vote such shares and sole power to dispose or to direct the disposition of such shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

        None.

Item 7.  Material to Be Filed as Exhibits:

        None.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 31, 1997.

Date: January 22, 1999                             LK GLOBAL HOLDINGS NV

                                            /s/ DR. LYCOURGOS K. KYPRIANOU
                                            -----------------------------------
                                            Dr. Lycourgos K. Kyprianou,
                                            Chief Executive Officer

                                            /s/ DR. LYCOURGOS K. KYPRIANOU
                                            -----------------------------------
                                            Dr. Lycourgos K. Kyprianou,
                                            an individual